Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

RECORD DATE FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Noah Holdings Private Wealth and Asset Management Limited (the “Company”) announces that the record date for the purpose of determining the eligibility of the holders of the Class A ordinary shares of the Company with a par value of US$0.0005 each (the “Class A ordinary shares”) to attend and vote at the forthcoming annual general meeting of shareholders of the Company (the “AGM”) will be as of close of business on Monday, October 24, 2022, Hong Kong time (the “Ordinary Shares Record Date”). In order to be eligible to attend and vote at the AGM, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Monday, October 24, 2022, Hong Kong time. All persons who are registered holders of the Class A ordinary shares on the Ordinary Shares Record Date will be entitled to attend and vote at the AGM.

Holders of American Depositary Shares (the “ADSs”) issued by Citibank, N.A., as depositary of the ADSs, and representing the right to receive the Class A ordinary shares are not entitled to attend or vote at the AGM. Holders of record of ADSs as of close of business on Monday, October 24, 2022, New York time (the “ADSs Record Date”, together with the Ordinary Shares Record Date, the “Record Date”) will be able to instruct Citibank, N.A., the holder of record of Class A ordinary shares (through a nominee) represented by ADSs, as to how to vote the Class A ordinary shares represented by such ADSs. Citibank, N.A., as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the AGM the amount of Class A ordinary shares it holds represented by the ADSs in accordance with the instructions that it has properly received from ADS holders who hold ADSs as of the ADSs Record Date.

If no timely instructions are received by Citibank, N.A. from a holder of ADSs by close of business on Monday, October 24, 2022, under the terms of the deposit agreement by and among the Company and Citibank, N.A., among others, dated November 9, 2010, and its amendment dated March 28, 2016 (collectively, the “Deposit Agreement”), Citibank, N.A. will deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote the Class A ordinary shares represented by such holder’s ADSs, unless voting at the meeting is by show of hands and unless the Company has informed Citibank, N.A. that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Class A ordinary shares may be materially adversely affected, in each case in accordance with the terms of the Deposit Agreement.

If a holder of ADSs wishes to attend and vote at the AGM, such holder must cancel his or her ADSs in exchange for Class A ordinary shares before close of business on Monday, October 24, 2022, New York time. Any such holder of ADSs who presents ADSs for cancellation on the ADSs Record Date will not be able to instruct Citibank, N. A., as depositary of the ADSs, as to how to vote the Class A ordinary shares represented by the cancelled ADSs as described above, and will also not be a holder of those Class A ordinary shares as of the Ordinary Shares Record Date for the purpose of determining the eligibility to attend and vote at the AGM.

Details including the date and location of the AGM will be set out in the Company’s notice of AGM to be issued and provided to holders of our Class A ordinary shares and ADSs as of the respective Record Date together with the proxy materials in due course.

By order of the Board
Noah Holdings Private Wealth and
Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, October 10, 2022

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board, Mr. Zhe Yin and Ms. Chia-Yue Chang as executive directors; Mr. Neil Nanpeng Shen and Mr. Boquan He as non-executive directors; and Dr. Zhiwu Chen, Mr. Tze-Kaing Yang, Mr. Jinbo Yao and Ms. May Yihong Wu as independent directors.

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